Exhibit 99.1

NEXA RESOURCES S.A. INFORMS ABOUT THE SEPTEMBER 13, 2018  GENERAL MEETING

Luxembourg, August 10, 2018 — Nexa Resources S.A. (“Nexa Resources” or the “Company”) TAKES NOTICE that the General Meeting (the “Meeting”) of the shareholders of Nexa Resources S.A. (the “Company”) will be held at the office of Elvinger Hoss Prussen, société anonyme, 5, Place Winston Churchill, L-1340, Luxembourg, Grand Duchy of Luxembourg, on September 13, 2018, at 10:00 AM Luxembourg Time, for the following purpose:

1.                                      Authorisation under article 430-15 of the Luxembourg law of 10 August 1915 on commercial companies (as amended) granted to the Board of Directors of the Company to purchase, acquire, receive or hold and sell shares in the Company directly or indirectly through the Company’s subsidiaries.

Any shareholder who holds common shares of the Company as of the close of business (EDT) on August 9, 2018 (the “Record Date”) will be admitted to the General Meeting and may attend the General Meeting, in person or vote by proxy.

If you wish to attend the General Meeting in person, you must reserve your seat by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on September 10, 2018 by contacting our Investor Relation department at ir@nexaresources.com. Additional details regarding requirements for admission to the General Meeting are described in the Proxy Statement under the heading “Who May Attend the General Meeting?”.

Please consult the Proxy Statement which is available on the Company’s website at https://www.nexaresources.com/investors, on EDGAR at www.sec.gov and on SEDAR at www.sedar.com as to the procedures for attending the Meetings or to be represented by way of proxy.

Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on September 10, 2018 in order for such votes to be taken into account.

NOTICE IS HEREBY GIVEN that all the documents are available at website https://www.nexaresources.com/investors

Sincerely,

Luis Ermírio de Moraes

Chairman

On behalf of Board of Directors

About Nexa’s Compliance with GDPR:

Nexa is adapting to the new General Data Protection Regulation (GDPR) in the European Union. Please check our Privacy Notice on the link below: https://www.nexaresources.com/privacy-policy